ISSUED ON BEHALF OF REED ELSEVIER PLC

1 July 2014

TOTAL VOTING RIGHTS

As at 1 July 2014, Reed Elsevier PLC’s capital consists of 1,269,204,120 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 123,634,635 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,145,569,485 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in Reed Elsevier PLC under the FCA’s Disclosure and Transparency Rules.